UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 10, 2020

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Pause of App Mining Program

On February 10, 2020, Blockstack PBC (the “Company”) determined to pause its ongoing “App Mining program” following the distribution of the Stacks Tokens earned as rewards under the program during the month of February 2020 (the “February 2020 Distribution Date”). The Company has published an announcement explaining its decision on its corporate blog at blockstack.org/blog, which has been filed as an exhibit to this report. Although the App Mining program may be restarted at a later date, the Company currently anticipates that any such relaunch of the program would not be controlled by it, and as a result the Company currently anticipates that, immediately following the distribution of Stacks Tokens earned under the program on the February 2020 Distribution Date, it will end its offering of Stacks Tokens under the App Mining program pursuant to its offering statement qualified on July 10, 2019, as amended, by the U.S. Securities and Exchange Commission (“SEC”) under Regulation A.

A supplement to the Company’s offering circular included in the Offering Statement is being filed concurrently with this Form 1-U disclosing the matters discussed above.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: February 10, 2020

EXHIBITS

Index to Exhibits

Exhibit No.	Description
15.1	Blog post dated February 10, 2020